SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CPS TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12619F104

(CUSIP Number)

Mark J. Macenka, Esq.

Goodwin Procter LLP

100 Northern Ave.

Boston, MA 02210

(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12619F104

1.	Names of Reporting Persons. ARD Master, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12619F104

1.	Names of Reporting Persons. Phoenix Venture Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 12619F104	SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on September 10, 2002 with respect the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of CPS Technologies Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 111 South Worcester Street, Norton, MA 02766.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed by ARD Master, L.P. (“ARD Master”) and Phoenix Venture Partners, Inc. (“Phoenix”), which is the sole general partner of ARD Master. ARD Master and Phoenix are sometimes referred to collectively herein as the Reporting Persons.

The address of the principal business office of ARD Master and Phoenix is: 222 Rosewood Drive, Suite 530, Danvers, MA 01923.

The principal business of ARD Master is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Phoenix is to act as the sole general partner of ARD Master.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ARD Master is a limited partnership organized under the laws of the State of Delaware. Phoenix is a corporation organized under the laws of the Commonwealth of Massachusetts.

Item 3.	Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On March 19, 2021, ARD Master distributed all 2,184,789 shares of Common Stock which it then held, pro rata and in-kind to its partners, for no consideration (the “Distribution”). Following the Distribution, neither of the Reporting Persons hold any shares of the Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5(a)-(b). As of March 19, 2021, neither of the Reporting Persons may be deemed to beneficially own any shares of the Common Stock of the Issuer.

Item 5(c). The information set forth in Item 4 hereof is incorporated by reference into this Item 5.

Item 5(d). Not applicable.

Item 5(e). On March 19, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (filed herewith).

CUSIP No. 12619F104	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

ARD MASTER, L.P.

By:	Phoenix Venture Partners, Inc.
General Partner

By:	/s/ Todd Klibansky
Todd Klibansky
Director

PHOENIX VENTURE PARTNERS, INC.

By:	/s/ Todd Klibansky
Todd Klibansky
Director